SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Bantec, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

06684B204

(CUSIP Number)

October 3, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 06684B204	13G	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Maple Leaf Capital Management LLC, 52-2104785
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 438,493,700 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 438,493,700 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 438,493,700 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.86%
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	As more fully described in Item 4, the number of shares beneficially owned includes 191,826,700 shares of Common Stock to be issued upon conversion of promissory notes, subject to beneficial ownership limitations (as defined below).

CUSIP No. 06684B204	13G	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Trillium Partners LP, 52-2104789
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 438,493,700 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 438,493,700 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 438,493,700 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.86%
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	As more fully described in Item 4, the number of shares beneficially owned includes 191,826,700 shares of Common Stock to be issued upon conversion of promissory notes, subject to beneficial ownership limitations (as defined below).

CUSIP No. 06684B204	13G	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Frondeur Partners LLC, 87-3463351
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 438,493,700 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 438,493,700 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 438,493,700 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.86%
12.	TYPE OF REPORTING PERSON (see instructions) OO

(1)	As more fully described in Item 4, the number of shares beneficially owned includes 191,826,700 shares of Common Stock to be issued upon conversion of promissory notes, subject to beneficial ownership limitations (as defined below).

CUSIP No. 06684B204	13G	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Stephen M. Hicks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 438,493,700 (1)
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 438,493,700 (1)

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 438,493,700 (1)
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☒
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.86%
12.	TYPE OF REPORTING PERSON (see instructions) IN

(1)	As more fully described in Item 4, the number of shares beneficially owned includes 191,826,700 shares of Common Stock to be issued upon conversion of promissory notes, subject to beneficial ownership limitations (as defined below).

CUSIP No. 06684B204	13G	Page 6 of 10 Pages

Item 1(a). Name of Issuer:

Bantec, Inc. (the “Issuer”)

Item 1(b). Address of Issuer’s Principal Executive Offices:

The Issuer’s principal executive offices are located at 195 Paterson Avenue, Little Falls, NJ 07424.

Item 2(a). Names of Persons Filing:

This statement is filed by:

(i)	Maple Leaf Capital Management LLC, a Delaware limited liability company (“Maple Leaf”);

(ii)	Trillium Partners LP, a Delaware limited partnership (“Trillium”);

(iii)	Frondeur Partners LLC (“Frondeur”);

(iv)	Stephen M. Hicks (“Mr. Hicks”).

The foregoing persons are hereinafter sometimes individually referred to as a “Reporting Person” and collectively referred to as the “Reporting Persons”. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The filing of this statement should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of the securities reported herein.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of the Reporting Person is 2338 Immokalee Road, Naples, FL 34110

Item 2(c). Citizenship:

Trillium is a limited partnership organized under the law of Delaware. Maple Leaf is a limited liability company organized under the laws of Delaware. Frondeur LLC is a limited liability company organized under the laws of Nevada. Mr. Hicks is a citizen of Canada.

Item 2(d). Title of Class of Securities:

The title of the class of securities to which this statement relates is the Common Stock of the Issuer, $0.0001 par value per share (the “Common Stock”)

Item 2(e). CUSIP Number:

06684B204

CUSIP No. 06684B204	13G	Page 7 of 10 Pages

Item 3. If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4. Ownership.

The information required by this item with respect to each Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G and is incorporated herein by reference for each such Reporting Person. The ownership percentages reported are based on (i) 4,443,704,632 shares of Common Stock issued and outstanding as of October 3, 2022, and (ii) 191,826,700 shares of Common Stock that are issuable upon conversion of certain convertible notes of the Issuer (the “Notes”), subject to a limitation on beneficial ownership (the “Notes Blocker”) described below.

As of October 3, 2022, Trillium holds 246,667,000 shares of Common Stock, and a warrant exercisable into 1,120,000,000 shares of Common Stock (the “Common Stock Shares”). The warrant may not be converted into common stock such that the Reporting Person, together with their affiliates and other attribution parties, would beneficially own more the 9.99% of the Issuer’s common stock at any given time. Trillium has the power to dispose of and the power to vote the Shares beneficially owned by it, which power may be exercised by its general partner, Maple Leaf, and its manager, Mr. Hicks. Maple Leaf and Mr. Hicks have shared power to vote and/or dispose of the Shares beneficially owned by Trillium. Neither Maple Leaf nor Mr. Hicks directly owns any shares of Common Stock of the Issuer. By reason of the provisions of Rule 13d-3 of the Act, each of Maple Leaf and Mr. Hicks may be deemed to beneficially own the Shares beneficially owned by Trillium.

As of October 3, 2022, Frondeur holds 191,826,700 shares of Common Stock, and convertible notes in the aggregate principal amount of $105,000.00, which are convertible into shares of Common Stock. The Notes may not be converted into common stock such that the Reporting Person, together with their affiliates and other attribution parties, would beneficially own more the 9.99% of the Issuer’s common stock at any given time. Frondeur has the power to convert the Notes into Common Stock, which power may be exercised by Mr. Hicks. Mr. Hicks does not directly own any of the Notes held by Frondeur. Mr. Hicks may be deemed a beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by Frondeur. Mr. Hicks disclaims ownership of the securities reported in this Schedule 13G Statement (the “Statement”) other than for the purpose of determining the obligations under Section 13(d) of the Act, and the filing of the Statement shall not be deemed an admission that Mr. Hicks is the beneficial owner of such securities for any other purpose.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP No. 06684B204	13G	Page 8 of 10 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 06684B204	13G	Page 9 of 10 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 6, 2022	MAPLE LEAF CAPITAL MANAGEMENT LLC

/s/ Stephen M. Hicks
	Name:	Stephen M. Hicks
	Title:	Manager of GP

TRILLIUM PARTNERS LP

/s/ Stephen M. Hicks
	Name:	Stephen M. Hicks
	Title:	Manager

FRONDEUR PARTNERS LLC

/s/ Stephen M. Hicks
	Name:	Stephen M. Hicks
	Title:	Manager

/s/ Stephen M. Hicks
Stephen M. Hicks

CUSIP No. 06684B204	13G	Page 10 of 10 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate. The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Date: October 6, 2022	MAPLE LEAF CAPITAL MANAGEMENT LLC

/s/ Stephen M. Hicks
	Name:	Stephen M. Hicks
	Title:	Manager of GP

TRILLIUM PARTNERS LP

/s/ Stephen M. Hicks
	Name:	Stephen M. Hicks
	Title:	Manager

FRONDEUR PARTNERS LLC

/s/ Stephen M. Hicks
	Name:	Stephen M. Hicks
	Title:	Manager

/s/ Stephen M. Hicks
Stephen M. Hicks